Exhibit 99.1

January 29, 2010

EV Energy Partners, L.P.
1001 Fannin Street, Suite 800
Houston, Texas  77002

Re:	Evaluation Summary - SEC
EV Energy Partners, L.P. Interests
Total Proved Reserves
Various Oil and Gas Properties
As of December 31, 2009

Ladies and Gentlemen:

As requested, this report was prepared on January 29, 2010 for EV Energy Partners, L.P. (“EVEP”) for the purpose of submitting our estimates of total proved reserves and forecasts of economics attributable to the subject interests. We evaluated 100% of EVEP reserves, which are made up of oil and gas properties in various fields throughout the southern and eastern United States. This report, with an effective date of December 31, 2009, was prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC). The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:

		Proved	Proved
		Developed	Developed	Proved	Proved	Total
		Producing	Non-Producing	Developed	Undeveloped	Proved
Net Reserves
Oil	- Mbbl	6,570.7	209.5	6,780.3	624.7	7,404.9
Gas	- MMcf	240,867.3	4,090.3	244,957.6	12,289.7	257,247.4
NGL	- Mbbl	8,568.8	553.7	9,122.4	1,534.1	10,656.6
Revenue
Oil	- M$	367,849.6	11,615.7	379,465.3	35,562.9	415,028.2
Gas	- M$	850,007.8	13,130.3	863,138.0	40,036.8	903,174.8
NGL	- M$	271,892.2	18,237.8	290,130.0	50,422.0	340,552.0
Net Profits Paid	- M$	1,675.4	0.0	1,675.4	1,071.2	2,746.6
Severance Taxes	- M$	91,798.5	3,331.6	95,130.1	8,976.6	104,106.7
Ad Valorem Taxes	- M$	31,299.4	681.4	31,980.8	2,266.2	34,247.0
Operating Expenses	- M$	594,476.8	6,234.3	600,711.1	30,133.9	630,844.9
Other Deductions	- M$	85,364.5	481.6	85,846.2	1,117.5	86,963.8
Investments	- M$	0.0	5,496.5	5,496.5	45,567.5	51,064.0
Net Cash Flows	- M$	685,134.8	26,758.4	711,893.1	36,888.7	748,781.8
Discounted @ 10%	- M$	332,716.4	9,804.6	342,521.0	10,254.8	352,775.8

EV Energy Partners, L.P.
January 29, 2010

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Presentation
This Report is divided into four main reserve category sections: Total Proved (“TP”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”) and Proved Undeveloped (“PUD”). Within each reserve category section are grand total Table I and Summary Plots for each of the main property areas and the entire reserve category. Each Table I presents composite reserve estimates and economic forecasts for the particular group of properties. Following Table I is a Summary Plot, which is a composite rate-time history-forecast curve for the same group of properties. Table II “oneline” summaries are also provided within the PDP, PDNP and PUD sections. The oneline summaries present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the reserve category.

The data presented in each Table I is explained in page 1 of the Appendix. The methods employed in estimating reserves are described in page 2 of the Appendix. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter.

Hydrocarbon Pricing
As required by the SEC, December 31, 2009 oil and gas prices of $61.18 per STB and $3.866 per MMBTU were calculated and applied to all properties unescalated. Oil and gas price differentials were furnished by your office on a per-property basis and were held constant, except for those properties tied to gas volume commitment contracts. Price differentials may include adjustments for basis differential, transportation, gas shrinkage and/or crude quality and gravity corrections. Furthermore, gas prices were adjusted with a heating value (BTU content) applied on a per-property basis.

Expenses and Taxes
Lease operating expenses (“LOE”) were forecast as furnished by your office were held constant for the life of the properties. Routine LOE was forecast on an individual well basis based on historical lease operating statements. Investments as provided were not escalated for this evaluation. Severance tax rates and ad valorem tax rates were also provided by your office and were applied accordingly to revenue.

Miscellaneous
An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included. The reserves and economics presented herein are unrisked, and represent 100% of the EVEP proved reserves.

The proved reserve classifications used herein conform to the definitions of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

EV Energy Partners, L.P.
January 29, 2010

All estimates represent our best judgment based on the data available at the time of preparation.  The reserve estimates were based on interpretations of factual data furnished by your office and available from our files. Oil and gas prices, pricing differentials, expense data, tax values and ownership interests were also supplied by you and were accepted as furnished. Additionally, historical well/lease/unit production was provided by you and was accepted as furnished. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

This report was prepared for the exclusive use of EV Energy Partners, L.P.  Third parties should not rely on this report without the written consent of the above and Cawley, Gillespie & Associates, Inc. We are independent registered professional engineers and geologists. We do not own an interest in the properties or EV Energy Partners, L.P. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work papers and related data are available for inspection and review by authorized, interested parties.

Yours very truly,

/s/CAWLEY, GILLESPIE & ASSOCIATES, INC.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693